January 10, 2022

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Camber Energy, Inc.
Form 10-K/A for the Fiscal Year ended March 31, 2020 Filed November 22, 2021 File No. 001-32508

Dear Mr. Cannarella:

On behalf of Camber Energy, Inc., a Nevada corporation (the “Company” or “Camber”), we are writing in response to the December 27, 2021 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to comments the Staff had concerning the Company’s Form 10-K/A for the Fiscal Year ended March 31, 2020 filed with the Commission on November 22, 2021.

Important Background:

Prior to responding to specific comments set out in your recent letter, we believe it is imperative to highlight the following:

•

The Agreement and Plan of Merger between Camber and Viking Energy Group, Inc. (“Viking”) dated February 3, 2020, as amended, (the “February 2020 Merger Agreement”) was terminated on mutual agreement of the parties.[1]

•	The S-4 Registration Statement, as amended (the “2020 S-4”), filed by Camber with the SEC regarding the 2020 Planned Merger was officially withdrawn on or about December 23, 2020.[2]

•

The Agreement and Plan of Merger between Camber and Viking dated February 15, 2021[3] (the “2021 Merger Agreement”) is a prospective transaction subject to a number of conditions. The Company has not submitted an S-4 Registration Statement for the SEC to review regarding this potential transaction.

_______________

1 As disclosed by the Company in the Current Report on Form 8-K filed with the SEC on December 23, 2020 (https://www.sec.gov/Archives/edgar/data/0001309082/000147793220007479/cei-8k.htm)

2 https://www.sec.gov/Archives/edgar/data/0001309082/000158069520000451/cei-rw_122320.htm

3 As disclosed by the Company in the Current Report on Form 8-K filed with the SEC on February 18, 2021 (https://www.sec.gov/Archives/edgar/data/0001309082/000147793221000935/cei_8k.htm)

Mr. John Cannarella

January 10, 2022

Page | 2

Accordingly, none of the February 2020 Merger Agreement4, the 2020 S-45 or the 2021 Merger Agreement6 have any impact on or relevance to the Balance Sheet, Statement of Operations or Statement of Cash-Flows regarding any of the following:

1.	10-K/A for the Fiscal Year ended March 31, 2020;

2.	10-Q/A for the 3-month period ended June 30, 2020;

3.	10-Q/A for the 3-month period ended September 30, 2020

4.	10-KT for the 9-month period ended December 31, 2021;

5.	10-Q for the 3-month period ended March 31, 2021;

6.	10-Q for the 3-month period ended June 30, 2021; or

7.	10-Q for the 3-month period ended September 30, 2021.

We are pleased and more than willing to answer any questions regarding the 2020 Planned Merger, the 2020 S-4 or the 2021 Merger Agreement, as we have done in the past, but we respectfully request that communication regarding these matters not further delay or obstruct the filing of outstanding financial statements.  In that regard, items 4 through 7 above are referred to herein as the “Outstanding Financial Statements”, and the deadline for filing such statements, as established by the NYSE (American) and the Company’s senior lender, is January 14, 2022.

There are adverse consequences to the Company and its stakeholders if the Company does not file the Outstanding Statements by the current deadline.  The Company has drafts of the Outstanding Financial Statements prepared and ready to file, and believe they present fairly in all material respects, in accordance with Generally Accepted Accounting Principles, the financial position of the Company as of the applicable date(s).

Main Accounting Issues

Resolution has to be achieved with respect to the following items so the Company can proceed with filing the Outstanding Statements:

1.	Did Camber acquire control of Viking on December 23, 2020?

2.	The characterization of Camber’s Series C Convertible Preferred Stock.

With respect to item 1 above, for reasons stated in previous correspondence to the SEC and for reasons set out herein, it is the Company’s position the answer is “yes”, which is supported by third party consultants engaged specifically for that purpose.  With respect to item 2 above, the Series C Convertible Preferred Stock have been in Camber’s capitalization since in or about August, 2016.  The previous management regime(s) and the former auditor for the Company continuously characterized the sale of such securities as “permanent equity”.  It was not until October of 2020 when the SEC queried whether an alternative characterization was appropriate given certain terms of the applicable Certificate of Designation(s).

Mr. John Cannarella

January 10, 2022

Page | 3

As noted in the 10-K/A for the Fiscal Year ended March 31, 2020, we believe applicable accounting rules and accounting guidance support a characterization of these securities different than what was believed by previous management and the former auditor.  We believe our characterization is supported by the applicable guidance as set forth herein.

We respectfully request your office get back to us as soon as possible regarding these two items so as to allow the Company to file the Outstanding Financial Statements this week.

Response(s) to SEC’s Letter of December 27th, 2021

Our responses to the Staff’s comments within its letter of December 27, 2021 are indicated below, directly following a restatement of each Staff comment in bold type.

Form 10-K/A for the Fiscal Year ended March 31, 2020

Business

Viking Plan of Merger, page 10

1.

We understand from your response to prior comment one that you agree that Mr. Doris is involved in making significant financial and operating decisions at Viking that would preclude consolidation by Camber if such participation were held via his position as a shareholder of Viking, rather than through his position as the CEO.

Please further explain how you regard participation associated with his position as CEO to be distinct and unrelated to his position as the Viking Series C preferred shareholder, considering that the Certificate of Designation establishes the CEO of Camber position as the pivotal criteria in the suspension of voting rights, i.e. where suspension is upon holding the position that conveys significant participation.

___________________

4 Specifically, because the planned transaction never occurred.

5 Again, the planned transaction never occurred.

6 This is a prospective transaction and many steps have to be completed for it to occur.

Mr. John Cannarella

January 10, 2022

Page | 4

RESPONSE:

Mr. Doris was appointed as CEO of Camber through an independent board of directors of Camber concurrent with Camber’s purchase of 51% ownership interest in Viking on December 23, 2020.  As mentioned above, Camber and Viking entered into the February 2020 Merger Agreement which was amended approximately four times.

The ratio(s) set out in the February 2020 Merger Agreement contemplated Camber issuing in the aggregate 100,000,000 new shares to Viking shareholders, resulting in Viking shareholders holding approximately 80% of the issued and outstanding common shares of the combined entity given there were 25,000,000 shares already outstanding at Camber.

In contemplation of completing the February 2020 Merger, Viking amended the Certificate of Designation(s) associated with its Series C Preferred Stock to: (i) reduce the voting rights to a minority position of 4,900:1; and (ii) establish conversion rights into common shares of 4,900:1. The merger agreement contemplated Mr. Doris, as Viking’s Series C Preferred Stock holder, exchanging the Viking Series C Preferred Shares for newly created preferred shares of Camber.  The result was for Mr. Doris to no longer own an equity instrument providing for control in either Viking – pre combination, nor Camber – post combination.

The original business objective was to close the February 2020 Merger transaction in the spring of 2020, which was then extended into the summer and then to the fall of 2020.  It kept getting delayed and both companies were effectively in a state of paralysis. As a result, the Companies explored alternative arrangements, including a potential equity transaction whereby Camber would make a direct equity investment in Viking. The transaction considered contemplated the majority of Camber’s Board remaining in place with the officers departing as it was their intention to leave (thus the “interim” tag assigned to Mr. Schott’s title(s)).

Mr. Doris preferred to not become a director / officer of Camber without having an employment agreement in place or without having any shares of Camber. Discussions were held as to the prospect of Mr. Doris possibly selling his Series C preferred stock to Camber in exchange for a promissory note and preferred stock of Camber, to close concurrent with the equity transaction, but this idea was ultimately rejected as the parties, including Mr. Doris, viewed it as inappropriate relative to existing Viking shareholders.

The parties agreed to proceed with the equity transaction without including a deal regarding Mr. Doris’ Series C Preferred stock, it being understood that a potential full combination of the two entities would be revisited in early 2021, which ultimately occurred with the February 2021 Merger Agreement.

Effective December 23, 2020, Viking entered into a Securities Purchase Agreement with Camber pursuant to which Camber acquired 236,470,588 shares of Viking common stock constituting 51% of the common stock of Viking. Pursuant to the Securities Purchase Agreement, Viking is obligated to issue additional shares of Viking common stock to Camber to ensure Camber owns at least 51% of the common stock of Viking through July 1, 2022.

Mr. John Cannarella

January 10, 2022

Page | 5

In connection with the equity transaction, effective December 23, 2020, Viking also entered into (i) a termination agreement with Camber terminating the February 2020 Merger Agreement, as amended, including the Amended and Restated Agreement and Plan of Merger, dated August 31, 2020, as amended to date (the “Termination Agreement”),

On December 23, 2020, subsequent to the termination of the February 2020 Merger Agreement and in connection with Camber’s equity investment, Viking filed an amendment to the Certificate of Designation regarding its Series C Preferred Stock (“Viking Dec. COD Amendment”), and adjusted the voting rights from 4900:1 to 37,500:1, being the ratio that existed before the February 2020 Merger Agreement was amended on August 31, 2020.  As mentioned above, the amendment to Viking’s COD in August was completed solely in contemplation of the parties closing the 2020 merger transaction.

The Viking Dec. COD Amendment, as a result of Camber making a significant equity investment in Viking, contained verbiage not seen in any prior amendment. Specifically, counsel on behalf of Camber insisted the amended Certificate of Designation incorporate language limiting Mr. Doris’ voting and conversion rights per the language in 4(b) and 6(b) so that Camber would not just have a contractual right under the Securities Purchase Agreement regarding its control of Viking, but so that Camber would also have article provisions ensuring Mr. Doris did not have control of Viking. The limiting language in 4(b) and 6(b) of the Viking Dec. COD Amendment were pre-conditions to Camber closing the equity and change of control transaction with Viking. The voting entitlements for the Viking Series C Preferred Stock were included as a protection mechanism for the holder and Viking shareholders, in the event a full combination between Viking and Camber could not be reached by July 2022, and not meant to confer any immediate economic benefit to Mr. Doris.

We recognize that the requirement that Mr. Doris remain CEO and chairman of Camber arose from the Series C Preferred Shares in order for the voting rights to be suspended.  We also recognize that the COD did not appoint Mr. Doris as CEO and Chairman, but his appointment was affected through the Board of Directors of Camber.  Similar provisions could have been implemented in an employment agreement between Mr. Doris and Camber or the purchase and sale agreement.

We have applied our best judgement in determining that a change of control had occurred and concluded that the instrument that required Mr. Doris remain CEO and Chairman of Camber was not a significant factor as such requirements could have been accomplished in another document.  The parties’ intention and conduct also support that Camber acquired control of Viking on December 23, 2020.

2.

We note that in response to prior comment one you explain that you have not considered the variable interest consolidation model beyond the business scope exception, which you reason is available based in part on having not participated significantly in the design or redesign of the entity.

Mr. John Cannarella

January 10, 2022

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Tell us how you evaluated from the standpoint of Camber and its related parties, as defined in FASB ASC 810-10-25-43, the transaction structure, transfers of assets and the various changes in governance, capitalization, and contractual arrangements (e.g., modifications to the Viking Series C preferred stock, providing loans and issuing securities, restructuring the arrangement with EMC Capital Partners, LLC, and conveyance of interests in Elysium Energy Holdings, LLC), in formulating this view.

Please clarify whether you determined, upon considering the various facets of the transaction and relationships mentioned above, whether there was no redesign of Viking or there was a redesign of Viking but Camber and its related parties did not participate significantly in the redesign; and provide details on the scope of your analyses.

RESPONSE:

In accordance with ASC 810-10-15-17(d)(i), the business scope exception is not applicable to a reporting entity if the reporting entity, “its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)), or both participated significantly in the design or redesign of the legal entity.”

While the ASC does not define “design or redesign of the entity,” we referred to an Ernst and Young FRD on consolidation[7] PwC Consolidation Guide[8] that stated that this refers to the legal structure, including ownership of variable interests in the entity, governance structure or operating activities.

Viking was a publicly traded oil and gas company before Camber became involved with Viking, including before the February 2020 Merger Agreement, which provided that a newly-formed wholly-owned subsidiary of Camber would merge with and into Viking, with Viking surviving the merger as a wholly-owned subsidiary of Camber.

Before February 3, 2020 neither Camber nor any related parties were involved with Viking other than negotiating the February 2020 Merger Agreement, which was subsequently amended and restated and then eventually terminated on December 23, 2020.

Also on February 3, 2020, Elysium Energy, LLC (“Elysium”), a wholly-owned subsidiary of Viking’s then subsidiary, Elysium Energy Holdings, LLC (“Elysium Holdings”) (which was majority-owned by Viking at the time), acquired working interests in certain oil and gas wells in Texas and Louisiana.  Neither Camber nor any parties related to Camber participated in the negotiations regarding the decision to purchase the Elysium properties.

As a condition to closing the February 2020 Merger Agreement, Camber was required to loan Viking $5 million and Viking was required to transfer ownership of 25% of Elysium to Camber.

____________________

7 Financial Reporting Developments; a Comprehensive Guide; Consolidation, published by EY May 2020; section 4.4.4.1

8 Consolidation, Published by PWC, November 2021, Section 2.3.4

Mr. John Cannarella

January 10, 2022

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Viking financed the Elysium acquisition and working capital as follows:

1.	A $35 million term loan to Elysium Energy, LLC from various lenders with 405 Woodbine, LLC as administrative agent.
2.

A $20.9 million secured promissory note payable to a transaction participant (unrelated to Camber), which essentially replaced a previous note issued by Viking in connection with a previous acquisition involving the same selling group.

3.

A 10.5% promissory note payable to Camber in the amount of $5 million. The note was generally convertible into common shares of Viking at a conversion price of $0.24 per share subject to certain restrictions.

As of February 3, 2020, none of the lenders under the term loan or promissory note(s) were affiliated with Camber.   Mr. Jim Doris was the CEO of Viking but had no affiliation with Camber.

We believe that the transaction described above was significant to Viking and concluded that the Elysium acquisition and concurrent financing/refinancing should be interpreted as a redesign of Viking in accordance with ASC 810-10-15-17.

Neither Camber nor its related parties participated in the negotiations or any purchase decisions with respect to Viking’s acquisition of the Elysium assets.  Camber’s only involvement was to loan $5 million to Viking out of approximately $55 million in borrowings that Viking arranged.

We then assessed whether the $5 million convertible loan and the transfer of 25% membership interest in Elysium to Camber met the threshold of “significant participation” in the redesign of Viking.  We noted that the terms of the February 2020 Merger Agreement required Camber to return the membership interest to Viking if the February 2020 Merger Agreement was terminated under certain circumstances.  (see Camber 10-K for the period ended March 31, 2020. Page 11).  After considering that Camber provided only 12.5% of new borrowings ($5 million/$35 million) and only 8.2% of total borrowings and did not participate in the acquisition discussions nor negotiation of financing (other than Camber’s loan) we concluded that Camber did not significantly participate in the redesign of Viking on February 3, 2020.

We understand this assessment should be performed any time the entity undergoes a redesign or restructuring.  Therefore, we reviewed the following changes in the legal structure, governance structure or operations of Viking in which Camber may have participated.

1.

On June 25, 2020, Camber loaned Viking an additional $4.2 million pursuant to the terms of a Securities Purchase Agreement, which was entered into on the same date. The $4.2 million loan was evidenced by a 10.5% Secured Promissory Note (the “June 2020 Secured Note” and together with the February 2020 Secured Note, the “Secured Notes”), the repayment of which was secured by the terms of a Security and Pledge Agreement. The June 2020 Secured Note has substantially similar terms as the February 3, 2020 10.5% Secured Note discussed above, and substantially similar security rights in Viking in connection therewith. As additional consideration for the Company making the loan to Viking, Viking assigned the Company an additional 5% of Elysium pursuant to the terms of an Assignment of Membership Interests dated June 25, 2020, which brought the Company’s total ownership of Elysium up to 30% at that time.

As noted above, the 5% ownership interest in Elysium, along with Camber’s initial 25%, could have been required to be returned to Viking under certain circumstances.  In our assessment, this transaction was not considered a redesign of the legal structure, governance structure or operating activities of Viking.

Mr. John Cannarella

January 10, 2022

Page | 8

2.

Various amendments were made to the February 2020 Merger Agreement, specifically on May 27, 2020, June 15, 2020, June 25, 2020 and August 31, 2020. None of these amendments changed the legal structure, governance structure or operations of Viking.

3.

On December 23, 2020, Camber and Viking entered into a Securities Purchase Agreement, pursuant to which Camber acquired (“Camber’s Acquisition”) 236,470,588 shares of Viking common stock (“Camber’s Viking Shares”), constituting 51% of the common stock of Viking, in consideration of (i) Camber’s payment of $10,900,000 to Viking (the “Cash Purchase Price”), and (ii) cancelation of $9,200,000 in promissory notes issued by Viking to Camber (“Camber’s Viking Notes”). Pursuant to the Securities Purchase Agreement, if at any time between December 23, 2020 and July 2, 2022 Viking issues shares of its common stock to one or more persons such that Camber’s percentage ownership of Viking’s common stock is less than 51%, Viking is obligated to issue additional shares to Camber to ensure that Camber owns at least 51% of the common stock of Viking (the “Adjustment Entitlement”). The Adjustment Entitlement expires on July 1, 2022.

In connection with Camber’s Acquisition, the February 2020 Merger Agreement, as amended, was terminated and Camber assigned its membership interests in Elysium back to Viking.

We believe the purchase by Camber of 51% of the stock of Viking through a direct purchase is a redesign of Viking in which Camber significantly participated in accordance with FASB ASC 810-10-15-17.  Therefore, as of December 23, 2020, the business scope exception was no longer applicable to Viking.

Generally, the assessment of the entity under the VIE model is performed when an entity first becomes associated with a legal entity or when certain reconsideration events occur.  In accordance with FASB ASC 810-10-35-4, we determined that the receipt of the additional equity investment from Camber on December 23, 2020 was substantive and met the criteria for FASB ASC 810-10-25-4(d) and would require an assessment of the VIE model for Viking as of that date.

Since we believe that the scope exception no longer applied as of December 23, 2020, we have now evaluated whether or not Viking is a VIE.  In accordance with FASB ASC 810-10-15-4

Mr. John Cannarella

January 10, 2022

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Viking would be considered a VIE if any of the following conditions exist:

1.	The entity is thinly capitalized (i.e., the equity is not sufficient to fund the entity’s activities without additional subordinated financial support)
2.	The equity holders as a group have one of the following four characteristics:

a.	Lack the power to direct activities that most significantly impact the entity’s economic performance
b.	Possess non-substantive voting rights
c.	Lack the obligation to absorb the entity’s expected losses
d.	Lack the right to receive the entity’s expected residual returns

We note that as of December 31, 2020, Viking reported a total stockholders’ deficit of $16.3 million and expressed significant doubt about the Company’s ability to continue as a going concern, however Management stated it “believes it will be able to continue to leverage the expertise and relationships of its operational and technical teams to enhance existing assets and identify new development and acquisition opportunities in order to improve the Company’s financial position. The Company may have the ability, if it can raise additional capital, to acquire new assets in a separate division from existing subsidiaries. Also, as a majority-owned subsidiary of Camber Energy, Inc. (“Camber”), the Company might be able to benefit from Camber’s national stock exchange platform to access additional capital sources.”  See footnote 2

In accordance with FASB ASC 810-10-25-45 the demonstration that equity is sufficient may be based on a quantitative or qualitative assessment or both.  A qualitative assessment based on (1) the legal entity having demonstrated that it can finance its activities without additional subordinated financial support and/or (2) the legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support may be conclusive in determining that the legal entity’s equity at risk is sufficient.

We note that Viking has a demonstrative track record of raising capital and financing its own operations through private placements and borrowings.  While Viking reported a shareholders’ deficit as of December 31, 2020, we note that the estimated future cash flows of Viking’s oil and gas properties was estimated to be $213 million (undiscounted) and $118 million discounted at 10% (see Viking 10-K for the year ended December 31, 2020, page F-27) Viking’s oil and gas properties have a book value of $102 million.  As of December 23, 2020, Viking had a market capitalization of approximately $55 million.  ($27 million before the Camber purchase of shares). Based on our qualitative assessment, Viking has demonstrated that it can finance its activities through various means and therefore, has sufficient equity to fund its activities without additional subordinated support.

We then reviewed the rights of the equity holders as a group.  In accordance with FASB ASC 810-10-15-14(a), this includes equity interests that are required to be reported in equity.  This would include the Series C Preferred shares, as it is currently reported in temporary equity.  If the Series C Preferred Shares are required to be presented as a liability, we would be required to assess the voting rights of the Series C shareholders.  In accordance with the COD, the series C shareholders have limited voting rights.  We have reviewed the limited voting rights and voting is only allowed in circumstances that would materially adversely affect the rights and economics of the Series Preferred C shareholders, basically protective in nature. We believe the limited circumstance make the voting rights of the Series C shareholders nonsubstantive.  The shareholders of Viking, as a group, have substantive voting rights, giving them the power to direct the activities of Viking.

In addition, there are no agreements or arrangements that give a non-equity holder the right to expected returns or the obligation to absorb expected losses.

Based on this evaluation, we believe that Viking is NOT a VIE.

Mr. John Cannarella

January 10, 2022

Page | 10

3.

We note your response to prior comment two regarding your consideration of the guidance in FASB ASC 805-10-55-10 through 15, pertaining to the accounting acquirer determination, and request the following additional details about your evaluation.

There appears to be a disconnect in communication with the SEC relative to the activities that have transpired pertaining to the significant differences between the two completely separate and distinct merger plans negotiated by the management of each of Camber and Viking in the pursuit of a potential full combination of the two entities, as well as the changes in certain characteristics of Viking’s Series C Preferred Stock and the rationale behind each agreement, change and/or activity.

Below is a summary in an effort to further clarify matters:

February 2020 Merger Agreement:

•	Original merger agreement and all amendments through August 31, 2020 were based on a proportionate stock for stock merger

•	Viking was deemed the accounting acquirer of the combined entity

•	The resultant ownership of the combined entity was intended to be 80% Viking shareholders and 20% Camber shareholders.

•

Camber loaned $9,200,000 from February 3, 2020 through August 31, 2020 in the form of two secured promissory notes from Viking, contemplating cancellation upon completion of the merger, which never consummated.

•	Merger agreement was terminated, and corresponding Form S-4 was withdrawn on December 23, 2020.

December 23, 2020 – Uniquely different transaction – no merger agreement in place:

•

Camber made a direct investment in Viking, pursuant to a stock purchase agreement with consideration valued in excess of $27 million, including $10.9 million in cash, exchanged for 236,470,588 Viking common shares.  In accordance with FASB ASC 805-10-55-11, "in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

•	Camber was deemed the accounting acquirer

•

The result of the initial investment in Viking was Camber ownership of 51% of Viking with subsequent investments increasing this ownership up to 69%, and Viking shareholders ownership diminishing from 49% after the initial investment down to 31%.

•

Camber through the date of this response has invested $21,900,000 in cash, issued equity of $18,900,000 to a creditor of Viking to satisfy debt, and cancelled the $9,200,000 of promissory notes from the intended initial merger from December 23, 2020 through September 30, 2021 as an investment directly into Viking in exchange for Viking common shares, bringing its total investment in Viking to $50,000,000.

•

In February, 2021, a totally separate, new and different merger agreement was agreed upon based on the premise that Camber would acquire Viking through direct investments and a share exchange that would result in Camber shareholders owning the majority of the combined entity when completed. This merger agreement has not been terminated and is still prospective as of the date of this response.

Mr. John Cannarella

January 10, 2022

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The following describes the changes in the voting and conversion rights regarding Viking’s Series C Preferred stock in connection with the previously terminated, completed and/or proposed transactions with Camber:

February 2020 Merger Agreement:

•

As of August 31, 2020, the original merger agreement had gone through four amendments and an S-4 to register shares in contemplation of the merger had been filed. On August 31, 2020, Viking filed an amendment to the Certificate of Designation to modify the conversion rights associated with its Series C Preferred Stock to 4,900 to 1, to achieve the desired number of shares that would be issuable to Viking preferred shareholders upon conversion to common, to 137,650,800 shares. This conversion ratio was a derived calculation to arrive at the desired result as is depicted in the below table. With the intent of the February 2020 Merger agreement being the issuance of an estimated 100,000,000 shares of Camber common to Viking shareholders on a fully diluted basis, the desired result was for the Viking Series C Preferred shareholders to receive rights through conversion of Camber preferred shares received in exchange for the Viking Series C Preferred shares to 29,148,693 Camber common shares post-merger. This modification was determined by Viking as consideration to the Viking Series C Preferred Stock in exchange for them giving up voting control in the combined entity.

December 23, 2020 – Uniquely different transaction – no merger agreement in place:

•

On December 23, 2020, upon the termination / withdrawal of the February 2020 Merger plan, Viking modified the Certificate of Designation of its Series C Preferred Stock back to the voting rights previously associated with these shares, i.e.37,500:1, and at the same time, inadvertently modified the conversion ratio to the same amount instead of 1:1 that was previously in place, of which Viking is in the process of correcting.

•

Immediately following the termination of the February 2020 Merger Agreement, Camber agreed to enter into a private placement to acquire 51% of the issued and outstanding common stock of Viking through a direct investment. However, in doing so, the SEC Counsel for Camber, in light of the sizable investment being made into Viking, insisted on very specific language to be incorporated in the modifications to Viking’s COD pertaining to the Viking Series C Preferred Stock to ensure Mr. Doris (sole owner of the Series C preferred) did not have control of Viking.

•

In light of the time and money spent on the failed attempt to accomplish the February 2020 Merger agreement, Viking agreed to the suspension of voting rights pertaining to the Series C Preferred stock conditioned upon Mr. Doris remaining as CEO and a Director of Camber, and a limit on the suspension to be good through July 2022. The design of the condition for Mr. Doris remaining in the prescribed positions was not to empower Mr. Doris, but to prevent Camber from changing the direction of the business plans of the combined entity by removing him, which could be detrimental to Viking and its shareholders, who had just approved conveyance of control of the company to Camber. The limit on the suspension was an additional protective measure for Viking’s shareholders, based on the failure of the February 2020 Merger agreement, believing that a year and a half would be enough time to consummate a full combination of the two entities.

Mr. John Cannarella

January 10, 2022

Page | 12

•

Provide us with a schedule showing the computations underlying your finding that shareholders of Camber will hold a larger voting interest in the consolidated entity than shareholders of Viking, along with a description of assumptions and dates utilized in determining the interests referenced in your analysis.

Discussion and Table – February 2021 prospective merger agreement

As of December 23, 2020, there was not a formal merger agreement in place.  Both Companies had agreed, since the February 2020 Merger agreement had been terminated, for Camber to make a Direct Investment into Viking.  The decision was made based on a dialogue that envisioned a new Merger Agreement (resulting in February 2021 agreement) whereby Camber would acquire Viking.  On December 23, 2020, the initial investment consisting of $10,900,000 of cash, cancellation of $9,200,000 of promissory notes and the transfer to Viking of Camber’s 30% interest in Elysium was exchanged for 236,470,588 of Viking common shares.

On December 24, 2020, Viking filed with the State of Nevada an amendment to its Certificate of Designation for the Company’s Series C Preferred Stock, pursuant to which: (i) each share of Viking Series C Preferred Stock would not be entitled to any voting rights so long as Camber owns or is entitled to own at least 51% of Viking’s outstanding shares of common stock and James Doris remains a director and Chief Executive Officer of Camber, and would otherwise entitle the holder of a share of preferred stock to 37,500 votes on all matters submitted to the vote of the stockholders of the Company; (ii) and each share of Series C Preferred Stock would be convertible into 37,500 shares of Viking common stock, except that upon any business combination of Viking and Camber whereby Camber acquires substantially all of the outstanding assets or common stock of Viking (a “Combination”), each share of preferred stock would convert into the greater of (A) 25,000,000 common shares of Camber (or a number of preferred shares of Camber convertible into that number of common shares of Camber), or (B) that number of common shares of Camber that 25,000,000 shares of Viking common stock at that time would be convertible or exchange into in the Combination (or a number of preferred shares of Camber convertible into such number of common shares of Camber). No additional shares of preferred stock have been issued.

The decision that the Viking preferred shareholder would realize value only through the completion of a Merger, and that the number of shares would approximate the number of shares envisioned in the August 31, 2020 amendment of the February 2020 agreement is consistent through the terminated and prospective merger plans.  Also significant is the fact that they will only be convertible to the extent of 9.99% ownership of Camber.

Mr. John Cannarella

January 10, 2022

Page | 13

The table below depicts the following:

a.

VIKING - the issued and outstanding common shares of Viking on a quarterly basis through September 30, 2021; identifying the shares owned by Camber and the Viking shareholders, at all times demonstrating that Camber owns the majority of Viking common shares commencing with the December 23, 2020 private placement acquisition. As Camber invested further in Viking the table shows the changing percentages as of the end of each quarter with Camber’s percentage of ownership increasing. On December 31, 2020, the Board of Directors of Viking authorized a reverse stock split of all the outstanding shares of Viking’s common stock at an exchange ratio of 1 post-split share for 9 pre-split shares (1:9), without reducing the number of authorized shares of common stock, and

b.

CAMBER - the issued and outstanding common shares of Camber on a quarterly basis through September 30, 2021 from the date of the February 2021 Merger Agreement; presenting on a proforma basis, the impact of the merger plans identified in the February 2021 Merger Agreement, whereby (i) Viking Common shareholders would receive 1 share of Camber for 1 share of Viking owned and (ii) Viking Series C Preferred shareholders (28,092 issued) would receive 1 share of Camber preferred (28,092 to be issued) shares with a conversion ratio of 890 shares of Camber common for each 1 share of Camber preferred, subject to a 9.99% ownership limit to a maximum of 25,001,880 common shares. As the Merger Agreement is still prospective, as of the end of each quarter, Camber shareholders would hold a larger voting interest in the consolidated entity than shareholders of Viking.

Mr. John Cannarella

January 10, 2022

Page | 14

December 23, 2020 - Camber / Viking Merger Plan Data
(Direct Investment Acquire 51% of Viking)

Viking Series C Voting Suspended - to July 2022
Camber 51% - guaranteed issue
			Post Reverse Stock Split
VIKING SHARE ROLLFORWARD	Pre Reverse Stock Split	%	Transactions	Total Viking Ownership	%

No Merger Agreement in Place - 12/23/20

Common issued and outstanding - 12/22/20	226,984,013	49%		25,220,446	49%
Shares sold to Camber and Cumulative Ownership	236,470,588	51%	26,274,510	26,274,510	51%

Balances 12/31/20	463,454,601	100%		51,494,956	100%

Shares issued to Camber in exchange for satisfaction of Viking debt	145,384,615		16,153,846	42,428,356	62%
Viking issuances - unrelated to Camber			401,753	25,622,199	38%

Balances 3/31/21				68,050,555	100%

Shares issued to Camber			-	42,428,356	62%
Viking share issuances			167,420	25,789,619	38%

Balances 6/30/21				68,217,975	100%

Shares sold to Camber			27,500,000	69,928,356	70%
Viking share issuances			3,645,761	29,435,380	30%

Balances 9/30/21				99,363,736	100%

CAMBER PROFORMA SHARE ALLOCATION - ASSUMING MERGER CONSUMMATED AT VARIOUS DATES
			Camber Proforma Ownership
Feb 15, 2021 - New Merger Agreement			Shares	%

Camber actual shares - 3/31/21	54%	38,489,739	38,489,739	54%

Viking shareholders in Camber 1:1	36%	25,622,199		36%
Camber Series A - 28,092 conv 890 - max 9.99%	9.99%	7,115,634		9.99%
Viking Shareholders	46%	32,737,833	32,737,833	46%

Total Camber shares if Merger - 3/31/21	100%	71,227,572	71,227,572	100%

Camber actual shares - 6/30/21	69%	84,955,966	84,955,966	69%

Viking shareholders in Camber 1:1	21%	25,789,619		21%
Camber Series A - 28,092 conv 890 - max 9.99%	9.99%	12,291,394		9.99%
Viking Shareholders	31%	38,081,013	38,081,013	31%

Total Camber shares if Merger - 6/30/21	100%	123,036,979	123,036,979	100%

Camber actual shares - 9/30/21	82%	249,563,409	249,563,409	82.09%

Viking shareholders in Camber 1:1	10%	29,435,380		9.68%
Camber Series A - 28,092 conv 890 - max 9.99%	8.22%	25,001,880		8.22%
Viking Shareholders	18%	54,437,260	54,437,260	17.91%

Total Camber shares if Merger - 9/30/21	100%	304,000,669	304,000,669	100%

Mr. John Cannarella

January 10, 2022

Page | 15

•

Provide us with a schedule showing the computations underlying disclosures associated with your initial merger plan, which indicated shareholders of Viking would hold an 80% interest in the consolidated entity, while shareholders of Camber would hold a 20% interest, and explain how the interests and economics reflected in those arrangements have changed and reconcile with your current merger plan.

Discussion and Table – February 2020 terminated merger agreement

The original February 2020 plan of merger as amended multiple times through August 31, 2020, was based on Camber issuing 100,000,000 common shares to be distributed across Viking shareholders at the time of the merger.  On August 31, 2020, Viking amended its certificate of designation for its Series C Preferred stock, to provide a conversion ratio of 4,900 common shares for 1 preferred share (28,092 issued) to arrive at the number of common shares to be allocable to the Viking preferred shareholders.  The table below depicts the anticipated result, which would have been to issue 48,250,505 Camber common shares to existing Viking shareholders, to reserve 29,148,693 Camber common shares for Viking Series C shareholders, and to reserve 22,600,802 Camber common shares for Viking convertible notes and warrant holders:

August 31, 2020 - Camber / Viking Merger Plan Data
(plan for Camber to issue 100m shares)
	Viking Fully Dilluted Share Information		Camber to be Issued / Reserved	Post Merger Combined Ownership

Common issued and outstanding	227,856,551	48%	48,250,505	39%
Preferred shares - 28,092 convertible	137,650,800	29%	29,148,693	23%
(amended to be conv at 4,900 for 1)

Viking conv instruments	106,729,262	23%	22,600,802	18%
(conv notes / warrants)
	472,236,613	100%	100,000,000	80%

Camber Issued and Outstanding			25,000,000	20%

Total Camber Issued and Outstanding - Post Merger			125,000,000	100%

The February 2020 Merger agreement was based on a proportionate stock for stock merger, whereby the number of shares approved through an S-4 registration were to be exchanged for Viking shares on a fully diluted basis resulting in a combined entity ownership with Viking shareholders owning approximately 80% of the combined entity and Camber shareholders owning approximately 20%.

Mr. John Cannarella

January 10, 2022

Page | 16

The companies were unable to consummate the February 2020 Merger Agreement and the Companies explored alternative arrangements, resulting in the companies entering int an agreement whereby Camber would make an initial direct equity investment in Viking.  The parties agreed to negotiate a merger agreement in the future, which occurred in February, 2021..

The December 23, 2020 equity investment by Camber dramatically changed the interests, economics and direction of the discussions regarding a potential merger of the two companies.

We have provided the contemplated shares on a proforma based for both merger plans.  However, we believe a reconciliation of two distinct and different approaches to a combination of Camber and Viking is not practical.

•

Clarify whether you determined that Mr. Doris would be the largest minority shareholder in the consolidated entity and how you evaluated the relative interests of other shareholders in determining that his interest would not be considered a significant minority interest; please quantify other concentrations.

Discussion

As demonstrated in the tables presented above, reflecting prospective ownership interests in the consolidated entity as a result of the still prospective February 2021 merger agreement, Mr. Doris is always limited to 9.99% of the issued and outstanding common shares of Camber.  As the issued and outstanding quantity exceeds approximately 250,269,070, Mr. Doris’ interest begins to diminish as the 28,092 preferred shares to be owned by Mr. Doris have a maximum ownership of 25,001,880 common shares under the conversion privileges designated.  Pursuant to this limitation, the table above shows a prospective ownership of Mr. Doris to be at 8.22% as of September 30, 2021, and will continue to diminish as more shares are issued.

The Series C Preferred shareholders of Camber have an equity blocker limiting their respective ownership to 9.99% as well, yet without a maximum.  Consequently, as the issued and outstanding quantity of Camber increases beyond the maximums for Mr. Doris, their respective ownership entitlement will increase beyond Mr. Doris as well.

Pursuant to a shareholder listing from Viking’s transfer agent as of January 7, 2022, the total issued and outstanding shares total 106,951,261.  Camber Energy, as depicted in the tables presented above, is the holder of 69,928,356 of those shares.  Of the remaining shares, 7,894,573 represent the public float held in street name, and one shareholder, ESG Clean Energy LLC, an unrelated party, owns 6,942,691 common shares, which quantity would represent approximately 2.28% of the consolidated entity using the September 30, 2021 prospective totals.  The next largest holding in Viking is below 2.5 million shares.

Pursuant to our evaluation of the prospective February 2021 merger agreement, we have determined that Mr. Doris will not be the largest minority shareholder in the consolidated entity, taking into consideration the relative interests of other shareholders in determining that his interest would not be considered a significant minority interest.

Mr. John Cannarella

January 10, 2022

Page | 17

•

Describe the current board of directors of Camber and all changes that have been made since the commencement of your merger discussions as well as any changes envisioned up to the point of an exchange to acquire the outstanding Viking shares. For example, this should encompass the circumstances under which directors have resigned, procedures followed in selecting replacements, identifying those involved in making changes and their affiliations, also those involved in determining and approving payments made to directors in conjunction with their departure.

Discussion – Board of Directors

The following is a listing of the Board of Directors as filed on Form 10-K for the years ended March 31, 2020 and 2019.  The list as of December 31, 2020 is the listing post the December 23, 2020 investment by Camber in the acquisition of 51% of Viking.

Fred Zeidman and James Miller, have both been with Camber prior to and throughout the merger discussions, and continue to serve as independent directors.

Robert Green was appointed to the Board of Directors on December 23, 2020 in conjunction with the acquisition of Viking and is a former Fortune 100 chief executive officer in the energy, telecommunication and utility industries, and has extensive experience in capital markets, mergers and acquisitions, and regulatory and legislative strategies. Mr. Green has served on the boards of directors of seven publicly traded companies and was elected chairman of the board of two New York Stock Exchange (NYSE) companies and three other publicly listed companies. Mr. Green has been a Partner at the law firm Husch Blackwell since 2003.  The Board of Directors believes that Mr. Green is highly qualified to serve as a member of the Board due to his experience having served as CEO of several energy companies and serving on the Board of Directors of several publicly-traded companies.

Mr. Doris was appointed as Chief Executive Officer and Chairman of the Board of Directors for the Company on December 23, 2020 in conjunction with the acquisition of Viking by the Company.  He has been an officer and director of the Viking Energy Group, Inc. since 2014 and has been an integral part of transitioning the Company’s to an appropriate platform to facilitate growth.

The February 2020 Merger Agreement stipulated compensation to the members of the Board of Directors and the previous CEO and CFO of Camber relative to past service work and with respect to the proposed merger.  Although the merger was never completed the management team resolved to pay themselves a bonus at the end of December, 2020 for work performed and services rendered throughout the year.   These amounts were determined by Camber and documented via minutes and/or bonus agreements.

Mr. John Cannarella

January 10, 2022

Page | 18

As of and for the Period Ended
Date First Elected / Appointed as Director		March 31. 2019	March 31. 2020	December 31. 2020

10/6/2017	CFO / Director	Robert Schleizer	Robert Schleizer
1/11/2018	Independent Director	Fred Zeidman	Fred Zeidman	Fred Zeidman
7/10/2018	Independent Director	James Miller	James Miller	James Miller
12/23/2020	Independent Director			Robert Greene
12/23/2020	CEO / Director			James A Doris

•

Provide us with the analyses of purchase consideration that you performed, from the standpoints of both Viking and Camber, in determining whether either entity would be effectively paying a premium over the pre-combination fair value of equity interests. For example, this should include your computations and comparisons of the purchase price per share and quoted market price per share for each entity, and a description of assumptions and dates of reference.

Discussion – purchase consideration

The transactions contemplated in each of the February 2020 Merger Agreement and the February 2021 Merger Agreement were evaluated from the perspective of fairness as it would apply to the shareholders of each company.  Camber’s management and the management of Viking each engaged separate independent experts to provide Fairness Opinions for their respective companies.

The fairness opinions pertaining to the initial February 2020 merger agreement were based on the proposed agreement at the time, including the various amendments that were filed, which ultimately was terminated.  Given it was a proposed transaction that was not consummated, there never was a final calculation of shares to be exchanged, and as a result of the changing stock prices, a final valuation for the purposes requested here was not completed.

Mr. John Cannarella

January 10, 2022

Page | 19

With Camber’s acquisition on December 23, 2020 of 236,470,588 common shares of Viking, representing approximately 51% of the issued and outstanding common shares of Viking, the companies negotiated the consideration to be given in exchange for the shares having an independently determined fair value of $27,050,979 as detailed below.

The Company engaged a third-party valuation company to prepare a valuation of the business enterprise value of Viking Energy Group, Inc. and in doing so, to determine the fair value of the assets and liabilities being acquired.  The valuation company provided a fair value analysis of the consideration being furnished in the acquisition and provided a purchase price allocation to facilitate recording of the transaction on the consolidated books and records of the Company.

The total value of the consideration given as outlined in the “Stock Purchase Agreement”, representing the full purchase price of the common shares, is calculated as follows:

Cash consideration -	$10,900,000
Debt cancellation including accrued interest	9,700,204
Assignment of interest in Elysium	6,450,775

Total value of consideration given	$27,050,979

Goodwill, if any, is calculated by comparing the total purchase price to the fair values of assets acquired and liabilities assumed in connection with this acquisition as follows:

Total Purchase Price	$27,050,979

Fair Value of Assets and Liabilities, including the recognition of a 49% non-controlling interest
Cash	16,179,481
Accounts receivable	3,162,974
Oil and gas properties	155,921,451
Property and equipment	433,168
Commodity derivative asset	1,234,308
Other asset - rental deposit	57,896
Accounts payable	(4,054,426)
Accrued expenses and amount due to director	(3,896,055)
Undistributed revenues and royalties	(4,115,462)
Commodity derivative liability	(1,003,670)
Long term debt	(126,777,395)
Operating lease liability	(241,431)
Asset retirement obligations	(6,140,333)
Non-controlling interest recognized at fair value	(49,565,066)
Total fair value of acquisition	(18,804,561)

Fair value of goodwill	$45,855,540

Mr. John Cannarella

January 10, 2022

Page | 20

•

Please describe the approach you have taken in quantifying the voting interests associated with the Camber Series C preferred shares in your analyses and the relevance of the change reported in your November 22, 2021 Form 8-K, indicating holders may now "vote together with holders of common stock on all matters other than election of directors and shareholder proposals..., on an as-if converted basis, subject to the beneficial ownership limitation in the COD...."

Discussion – Camber Series C Preferred

Limited Voting Rights Historically

In accordance with the CODs regarding Camber’s Series C Preferred Stock in effect prior to November, 2021, the Series C Preferred Stockholders had limited voting rights.  Specifically, the CODs stated,  “Except as required by applicable law or as set forth herein, the holders of shares of Series C Preferred Stock will have no right to vote on any matters, questions or proceedings of this Corporation including, without limitation, the election of directors except: (a) during a period where a dividend (or part of a dividend) is in arrears; (b) on a proposal to reduce the Company’s share capital; (c) on a resolution to approve the terms of a buy-back agreement; (d) on a proposal to wind up the Company; (e) on a proposal for the disposal of all or substantially all the Company’s property, business and undertaking; and (f) during the winding-up of the entity”.

There was never a circumstance where dividends were declared and not paid, thus there were never any dividends in arrears entitling the holders of the Series C Preferred Stock voting rights.  Neither Camber nor the holders of the Series C Preferred Stock considered the cumulative dividends to be in arrears as the requirement for dividends to be paid or declared had not occurred.[9]

The remaining voting conditions are considered protective in nature and with limited voting rights.  As a consequence, the voting rights of the Camber Series C Preferred Shares were excluded from our analysis.

___________________

9 In accordance with Section I.C. of the Certificate of Designation “Dividends will be payable with respect to any shares of Series C Preferred Stock upon any of the following: (a) upon redemption of such shares in accordance with Section I.F; (b) upon conversion of such shares in accordance with Section I.G; and (c) when, as and if otherwise declared by the board of directors of the Corporation”.

Mr. John Cannarella

January 10, 2022

Page | 21

Expansion of Voting Rights – Nov. 2021

As disclosed by Camber, including in the Current Report on Form 8-K filed with the SEC on November 12, 2021, the Company was obligated to amend the Certificate of Designation pursuant to the terms of the agreement the Company signed with certain holders of the Series C Preferred Stock on or about October 9, 2021, which was disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2021.

It was only in November, 2021 when the Series C Preferred Shareholders were afforded the voting rights mentioned above, which was a result of a demand from certain shareholders because the Company was delinquent in filing the Outstanding Financial Statements.

Background

Specifically, on October 6, 2021, the Company received notice from Discover Growth Fund, LLC and Antilles Family Office, LLC (collectively, the “Investors”) alleging the Company breached the Stock Purchase Agreements and/or Promissory Notes between the Company and such entities for failing to:

(i)	timely file all reports required to be filed by Company pursuant to the Securities Exchange Act of 1934, as amended; and

(ii)

maintain sufficient reserves from its duly authorized Common Stock for issuance of all Conversion Shares (as defined in the Fourth Amended and Restated Certificate of Designation regarding the Preferred Shares filed by the Company on or about July 10, 2021 (“COD”))

On October 9, 2021, the Company entered into agreements with the Investors, pursuant to which, as an accommodation to the Company and in order to help facilitate implementation of the Company’s business plans and continued trading on the NYSE American, the Investors agreed to refrain from declaring defaults or bringing a breach of contract action under the SPAs and/or Promissory Notes provided the Company:

•	filed by November 19, 2021 all reports required to be filed by the Company pursuant to the Exchange Act (the “Filing Requirement”);

Mr. John Cannarella

January 10, 2022

Page | 22

•	implements and maintains, as soon as possible but no later than December 31, 2021, a sufficient reserve from its duly authorized Common Stock for issuance of all Conversion Shares; and

•

within 30 days of the date of the Agreements, amended the COD to provide that holder of the Preferred Shares will vote together with holders of common stock on all matters other than election of directors and shareholder proposals (including proposals initiated by any holders of Preferred Shares), on an as-if converted basis, subject to the beneficial ownership limitation in the COD, even if there are insufficient shares of authorized common stock to fully convert the Preferred Shares.

The aforementioned agreements were disclosed in the Current Report on Form 8-K filed with the SEC on October 13, 2021

With respect to the Filing Requirement, the Company and the Investors entered into agreements on December 24, 2021 which extended the deadline by which the Company is to satisfy this obligation to January 14, 2022.  The December 24th agreements were disclosed in the Current Report on Form 8-K filed with the SEC on December 27, 2021.

Pursuant to such agreements the parties agreed, among other things that and every Measurement Period (as defined in the COD) with regard to any share of Preferred converted by Investor or any affiliate of Investor prior to December 24, 2021 will terminate, and the provisions of Section I.G.1.d of the COD shall no longer apply with respect to any shares of Preferred converted prior to December 24, 2021.   This is of extreme significance as the Company can save approximately 40,000,000 common shares if it meets the January 14, 2022 deadline.

•

Given that you had disclosed that the Camber Series C preferred shares were expected to be monetized in conjunction with your original merger plan, tell us the current status of any similar plans, discussions, or objectives; and describe your expectations pertaining to future settlements or conversions.

Discussion – Camber Series C Preferred

Previous members of Camber’s management advised that they had at one time reached a deal in principle with the Series C Preferred Shareholder to extinguish the Series C Preferred Shares in connection with the proposed merger with a company called “Lineal” in exchange for a fixed number of common shares.  Unfortunately, the transaction with Lineal did not materialize as planned.

In expressing within the S-4 filed regarding the previous merger plan that the Series C preferred shares were expected to be monetized, we believe the previous management were optimistic the preferred shareholder would accept a lump sum cash payment or fixed number of common shares to extinguish the Series C Preferred Stock.

The Company is anxious to eliminate the Series C Preferred Stock from Camber’s capitalization.  As an example of the Company’s efforts, in April of 2021 the Company arranged with the preferred shareholder, an agreement for the shares to be redeemed provided the shareholder’s loans were paid at the same time.  Unfortunately, because Camber was not current with its filings, the Company could not finalize a funding transaction to close the deal as no third party was willing to provide funds to Camber given the filing deficiency.  The Company has been approached by various groups about potential funding arrangements, but nothing could be closed without Camber remedying the current filing delinquencies.

Mr. John Cannarella

January 10, 2022

Page | 23

Notwithstanding the above, the Company has made significant progress with extinguishing all or part of the Series C Preferred Shares and/or reducing their dilutive impact.  For example, the Company recently extinguished over 40% of the Series C Preferred Shares through a negotiated agreement.  Additionally, the Company was able to negotiate a deal with the existing preferred shareholder(s) such that they will waive any true-up entitlements associated with previously converted preferred shares if the Company is able to satisfy our filing delinquencies with the SEC by January 14, 2022.  This will save the Company approximately 40,000,000 common shares worth of dilution.

Once Camber is current with its filings the objective is to ensure existing preferred shares are converted at the highest price possible, and possibly to negotiate a cash payout of any remaining preferred shares.

Note 4 – Restatement of Previously Issued Financial Statements, page F-17

4.

We note your response to prior comment three indicates that you believe all variability in the dividend rate reflects "market rate adjustments" that would not preclude equity classification of the embedded feature. You explain that since you have the option to pay the dividends and conversion premiums in cash, such amounts are not an embedded derivative or equity linked until notice of conversion has been received.

Please explain how you would characterize each of the trigger events listed in Section I.H of the Certificate of Designation as a market rate adjustment and provide an analysis of the dividend and conversion premium provisions, including reference to specific authoritative accounting guidance, in support of your view.

Given that you removed the cash settlement provisions from the instrument because these were not consistent with the original intent of the parties, according to your representation, please clarify how the view expressed in your response would change based on your April 20, 2021 amendment to the Certificate of Designation. We reissue prior comment three.

RESPONSE:

In accordance with Section I, a consequence of a Trigger Event is to extend the Measurement Period, as defined, from 30 days before the Notice Date and 30 days after the Notice Date to 60 before the Notice Date and 60 days after the Notice Date.  The Measurement Period is further extended by one day for each day the Company has not satisfied all Equity Conditions.  A Trigger Event also increases the dividend rate.

Mr. John Cannarella

January 10, 2022

Page | 24

In accordance with Section I.H of the COD, any occurrence of any one or more of the following will constitute a “Trigger Event”:

(a) Holder does not timely receive the number of Conversion Shares stated in any Conversion Notice pursuant to this Certificate of Designations or any other agreement with Holder for any reason whatsoever, time being of the essence, including without limitation the issuance of restricted shares if counsel for Corporation or Holder provides a legal opinion that shares may be issued without restrictive legend;

Company comment:  If Camber fails to deliver the Conversion Shares on a timely basis, the holder could not convert and sell the common shares timely and would be subject to additional market risk.  This would adversely affect the market value of the Series C Preferred Shares. The consequences of this Trigger Event serves to reasonably compensate Holder for the consequences and increased risk.

(b) Any violation of or failure to timely perform any covenant or provision of this Certificate of Designations, the Stock Purchase Agreement, any Transaction Document or any other agreement with Holder, related to payment of cash, registration or delivery of Conversion Shares, time being of the essence;

Company Comment:  Such violations could adversely affect the market value of the Series C preferred shares and the Holder would be subject to additional conversion risk. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(c) Any violation of or failure to perform any covenant or provision of this Certificate of Designations, the Stock Purchase Agreement, any Transaction Document or any other agreement with Holder, which in the case of a default that is curable, is not related to payment of cash, registration or delivery of Conversion Shares, and has not occurred before, is not cured within 5 Trading Days of written notice thereof;

Company Comment: Similar to (b) above, if Camber fails to cure violations (those that could be cured) within five Trading Days of notice, it could adversely affect the market value of the Series C Preferred shares and the Holder would be subject to additional conversion risk. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(d) Any representation or warranty made in the Securities Purchase Agreement, any Transaction Document or any other agreement with Holder will be untrue, incorrect, or misleading in any material respect as of the date when made or deemed made;

Company Comment:  The terms and acquisition price of the Series C Preferred shares were based on representations and warranties by Camber at the purchase date.  If untrue, incorrect, or misleading in any material respect, the market value of the Series C Preferred Shares might be adversely affected, and the Holder would be subject to additional conversion risk. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

Mr. John Cannarella

January 10, 2022

Page | 25

(e) The occurrence of any default or event of default under any material agreement, lease, document or instrument to which the Corporation or any subsidiary other than CATI Operating LLC, a Texas limited liability company (“CATI”) is obligated, including without limitation of an aggregate of at least $500,000 of indebtedness;

Company Comment:  Default of any material agreement, lease, document or instrument, including without limitation of an aggregate of at least $500,000 of indebtedness would be required to be disclosed and might adversely affect the market value of the Series C Preferred Shares and the Holder would be subject to additional conversion risk.  The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(f) While any Registration Statement is required to be maintained effective, the effectiveness of the Registration Statement lapses for any reason, including, without limitation, the issuance of a stop order, or the Registration Statement, or the prospectus contained therein, is unavailable to Holder sale of all Conversion Shares for any 5 or more Trading Days, which may be non-consecutive;

Company Comment:  Camber’s failure to maintain an effective registration statement could preclude or delay the Holder from converting the Series C Preferred shares and could adversely affect the market value of the Series C Preferred Shares.  The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(g) The suspension from trading or the failure of the Common Stock to be trading or listed on the Trading Market;

Company Comment:  If Camber shares cease to be traded or listed on the Trading Market, the conversion feature of the Series C Preferred Stock would be impaired which would adversely affect the market value of the Series C Preferred Shares. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(h) The Corporation notifies Holder, including without limitation, by way of public announcement or through any of its attorneys, agents or representatives, of its intention not to comply, as required, with a Conversion Notice pursuant to this Certificate of Designations or any other agreement with Holder, at any time, including without limitation any objection or instruction to its transfer agent not to comply with any notice from Holder;

Company Comment:  Noncompliance with a Conversion notice would preclude or delay the conversion of the Series C Preferred Shares and would adversely affect the market value of the Series C Preferred Shares.  The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(i) Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors will be instituted by or against the Corporation or any subsidiary other than CATI and, if instituted against the Corporation or any subsidiary other than CATI by a third party, an order for relief is entered or the proceedings are not dismissed within 30 days of their initiation;

Mr. John Cannarella

January 10, 2022

Page | 26

Company Comment:  Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings would adversely affect the market value of the Series C preferred stock. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(j) The appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, or other similar official of the Corporation or any subsidiary other than CATI or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation or any subsidiary other than CATI in furtherance of any such action or the taking of any action by any person to commence a foreclosure sale or any other similar action under any applicable law;

Company Comment: The appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, or other similar official of the Corporation or any subsidiary would adversely affect the market value of the Series C preferred stock. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(k) A final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Corporation or any of its subsidiaries other than CATI and are not stayed or satisfied within 30 days of entry;

Company Comment: A final judgment or judgments for the payment of money aggregating in excess of $500,000 rendered against the Corporation or any of its subsidiaries that is not stayed within 30 days could adversely affect the market value of the Series C preferred stock. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(l) The Corporation does not for any reason timely comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including without limitation timely filing when first due all periodic reports;

Company Comment: Failure to timely comply with the reporting requirements of the Securities Exchange Act of 1934 could adversely affect the market value of the Series C preferred stock. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(m) Any regulatory, administrative or enforcement proceeding is initiated against Corporation or any subsidiary (except to the extent an adverse determination would not have a material adverse effect on the Company’s business, properties, assets, financial condition or results of operations or prevent the performance by the Company of any material obligation under the Transaction Documents); or

Mr. John Cannarella

January 10, 2022

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Company Comment: A regulatory, administrative or enforcement proceeding initiated against Corporation or any subsidiary could adversely affect the market value of the Series C preferred stock. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

(n) Any material provision of this Certificate of Designations shall at any time for any reason, other than pursuant to the express terms thereof, cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof will be contested by any party thereto, or a proceeding will be commenced by the Corporation or any subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Corporation or any subsidiary denies that it has any liability or obligation purported to be created under this Certificate of

Designations.

Company Comment: The validity and enforceability of the COD, which specifies the terms and conditions of the Series C Preferred Shares is critical to the market value of the Series C preferred stock. The consequences of this Trigger Event are intended to serve to reasonably compensate Holder for the consequences and increased risk.

In accordance with Section IH2 of the COD, both parties agreed that “all adjustments made following a Trigger Event will serve to reasonably compensate Holder for the consequences and increased risk following a Trigger Event, and not as a penalty or punishment for any breach by the Corporation. The Corporation acknowledges that the actual damages likely to result from a Trigger Event are difficult to estimate and would be difficult for Holder to prove.”

A Trigger Event would have the impact of (1) increasing the dividend conversion rate to 85% of the average stock price less $ 0.05 (from 95% of the average stock price, less $0.10) (2) increasing the Measurement Period by an additional 30 days before and 30 days after the Notice Date plus one day for each day that the Triggering Event remained in effect, which potentially could modify the conversion factor, In addition, the dividend rate will increase by 10% following the occurrence of any Triggering Event.  These adjustments reflect a market adjustment for the Series C Preferred Shareholders for the additional risk associated with a Triggering Event.

Based on our original review of FASB ASC 815-40-55-40, we concluded that because the variability included a floor price (par value of Camber Stock) and for reasons cited previously that the Series C was not precluded from equity classification.   We analyzed FASB ASC 815-40-15-7E and, based on our judgement, all of the fair value of the inputs for the events cited above include the entity’s stock price and one of the following:

a. Strike price of the instrument

b. Term of the instrument

c. Expected dividends or other dilutive activities

d. Stock borrow cost

e. Interest rates

f. Stock price volatility

g. The entity’s credit spread

Mr. John Cannarella

January 10, 2022

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Among other things, the original intent of the parties was to enter into an agreement whereby the Series C preferred shares were recorded in permanent equity and this has not changed. Both the Company and the Holder negotiated several iterations with that in mind.  In response to an accounting concern about temporary equity classification, the April 20, 2021 COD amendment deleted all redemption features by requiring satisfaction of any redemption features to be in common stock except for corporate liquidation events.  We believed that we were only removing any cash redemption features outside the control of management, primarily addressing the accounting assumption that a conversion notice issued with insufficient authorized shares would NOT, under any circumstance require a cash payment, absent a cash option to pay dividends, we will have to reevaluate our position and believe that derivative accounting may be appropriate.

5.

We note your response to prior comment four indicating that you have not reported the Series C preferred stock at redemption value to comply with FASB ASC 480-10-S99- 3A.14 because you do not consider the instruments to be redeemable.

However, given that you were required to reclassify the instruments to temporary equity because redemption is not solely within your control, and considering that investors may elect conversion at any time, it appears that you would be accounting for the instruments as currently redeemable instruments. Unless the dividends and conversion premium are required to be recognized as a derivative liability, it appears you would follow the guidance cited above which stipulates that the redemption amount at each balance sheet date "should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant." We reissue prior comment four.

RESPONSE:

Shares that are redeemable and the redemption is outside the control of management require classification as temporary equity.  While the Series C preferred Shares are redeemable, they are not currently redeemable. The shares do not necessarily have to be currently redeemable and could be redeemable upon the occurrence of a contingent event for temporary equity classification.

We agree that the Series C Preferred Shares are currently convertible.  However, in accordance with the COD, the redemption of the Series C preferred shares is within the control of the Company.  The COD was silent with respect to a condition whereby authorized shares to satisfy a Series C conversion are insufficient and we recognize that redemption is presumed in such cases.  It was based on this requirement that the Series C Preferred shares were reclassified to temporary equity.

Based on prior experience and discussions with the Holder the sole intent of the Holder’s investment was to convert and sell the resultant shares.  We initially viewed the event whereby the Holder exercised a conversion without sufficient authorized shares as a contingency that had not yet occurred and therefore, the Series C Preferred Shares are not currently redeemable.  In accordance with FASB ASC 480-10-S99-3A15 if an equity instrument is not currently redeemable, the [SEC] staff will not object to accreting changes in redemption value from the date of issuance until the date that redemption becomes probable, which in our view is the end of the seven years.  Therefore, we concluded that we should accrete changes in the redemption value over time.

Mr. John Cannarella

January 10, 2022

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Note 10 – Derivative Liabilities, page F-25

6.

We have read your responses to prior comments five and six and understand that you have not adhered to Section I.G.4 of the Certificate of Designation of the Series C preferred stock, which requires adjustments to various formula inputs, including the conversion price, adjustment factor, and the maximum and minimum triggering levels for stock splits and reverse stock splits that have occurred subsequent to the origination date of September 2, 2016, when settling conversion notices or determining the number of issuable shares, because "it did not make sense" for the numbers to be adjusted as contemplated. We note disclosures on page 14 of your 2020 Form 10-K/A identifying four reverse stock splits that have occurred subsequent to origination.

Please describe the manner by which it was determined that it did not make sense to adjust the formula inputs as prescribed in the Certificate of Designation with regard to each of the four reverse stock splits, including the dates, individuals involved, and rationale.

If you have secured concurrence from the investor in determining that settlement amounts would not conform to the settlement provisions as written, tell us the dates when these agreements occurred and how you would measure the values of these effective modifications and address the applicability of FASB ASC 260-10-S99-2 and 260-10-45- 11 in your financial reporting. Please describe any assumptions and dates of reference utilized in your valuations and submit your underlying computations for review.

RESPONSE:

The company did adhere to the COD.  When Amended & Restated COD’ were filed, with the consent of the preferred stock holder, it confirmed they intended to keep the formula inputs the same notwithstanding any prior reverse splits.  The filing of the “Amended & Restated” document is evidence of the parties’ intentions.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer